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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

CHARLOTTE RUSSE HOLDING, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
161048103
(CUSIP Number)
February 8, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	161048103	Page	2	of	8

1	NAMES OF REPORTING PERSONS: SK Equity Fund, L.P.

	S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	EIN No.:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

1	NAMES OF REPORTING PERSONS: SK Investment Fund, L.P.

	S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	EIN No.:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

1	NAMES OF REPORTING PERSONS: SKM Partners, L.P.

	S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	EIN No.:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

1	NAMES OF REPORTING PERSONS: Saunders Karp & Megrue Partners, LLC

	S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	EIN No.:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1(a). Name of Issuer.
     Charlotte Russe Holding, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices.
     4645 Morena Boulevard, San Diego, CA 92117
Item 2(a). Name of Person Filing.
     This statement is being filed on behalf of SK Equity Fund, L.P., SK Investment Fund, L.P., SKM Partners, L.P. and Saunders Karp & Megrue Partners, LLC. Each person filing this statement acknowledges that he is responsible for the completeness and accuracy of the information contained herein concerning that person, but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate

Item 2(b).	Address of Principal Business Office or, if none, Residence
     The principal business address for each of SK Equity Fund, L.P., SK Investment Fund, L.P., SKM Partners, L.P. and Saunders Karp & Megrue Partners, LLC is 153 East 53rd Street, 53rd Floor, New York, NY 10022.
Item 2(c). Citizenship.
     Each person filing this statement is an organization created or governed under the laws of the State of Delaware.
Item 2(d). Title of Class of Securities.
     This statement relates to the Company’s common stock, par value $.01 per share (the “Common Stock”).
Item 2(e). CUSIP Number.
     161048103

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a).	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b).	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c).	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d).	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e).	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f).	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F);

(g).	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h).	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i).	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j).	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable
Item 4. Ownership.
Item 4(a). Amount beneficially owned.
     0
4(b). Percent of Class.
     0%

Page 6 of 8 Pages

4(c). Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the disposition of:	0

(iv)	shared power to dispose or to direct the disposition of:	0
Item 5 Ownership of Five Percent or less of a Class.
     If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑

Item 6	Ownership of more than Five Percent on behalf of another person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being reported on by the Parent Holding Company.
     Not applicable.

Item 8.	Identification and Classification of Members of the Group.
     Saunders Karp & Megrue Partners, LLC, a Delaware limited liability company, is the general partner of SKM Partners, L.P. a Delaware limited partnership. SKM Partners, L.P., is the general partner of each of SK Investment Fund, L.P., a Delaware limited partnership, and the SK Equity Fund, L.P., a Delaware limited partnership.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certifications.
     Not applicable.

Page 7 of 8 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007

SK EQUITY FUND, L.P.

		By:	SKM PARTNERS, L.P., as General Partner

		By:	SAUNDERS KARP & MEGRUE PARTNERS, LLC,
as General Partner

	By:	/s/ Peter Jeton

Name: Peter Jeton
Title: Chief Operating Officer

SK INVESTMENT FUND, L.P.

		By:	SKM PARTNERS, L.P., as General Partner

		By:	SAUNDERS KARP & MEGRUE PARTNERS, LLC,
as General Partner

	By:	/s/ Peter Jeton

Name: Peter Jeton
Title: Chief Operating Officer

SKM PARTNERS, L.P.

		By:	SAUNDERS KARP & MEGRUE PARTNERS, LLC,
as General Partner

	By:	/s/ Peter Jeton

Name: Peter Jeton
Title: Chief Operating Officer

SAUNDERS KARP & MEGRUE PARTNERS, LLC

	By:	/s/ Peter Jeton

Name: Peter Jeton
Title: Chief Operating Officer

Page 8 of 8 Pages